UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-177078

CityCenter Holdings, LLC

(Exact name of registrant as specified in its charter)

4882 Frank Sinatra Drive Las Vegas, Nevada 89158 (702) 590-7111

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

7.625% Senior Secured First Lien Notes due 2016 and 10.750%/11.50% Senior Secured Second Lien PIK Toggle Notes due 2017

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

7.625% Senior Secured First Lien Notes due 2016 : 31

10.750%/11.50% Senior Secured Second Lien PIK Toggle Notes due 2017: 33

Pursuant to the requirements of the Securities Exchange Act of 1934, CityCenter Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2012	CITYCENTER HOLDINGS, LLC

		By:	Project CC, LLC Its Managing Member

		By:	/s/ Christopher Nordling
		Name:	Christopher Nordling
		Title:	Executive Vice President and Chief Financial Officer